This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated November 4, 2016

and Series A Prospectus Supplement dated November 4, 2016)

June 20, 2018

$_____________

BofA Finance LLC

Fixed to Floating Rate Notes Linked to the Best Performing of Three U.S. Dollar ICE Swap Rates, due July [11], 2028

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TFA4.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. All payments due on the notes will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes will mature on July [11], 2028. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid quarterly on January [11], April [11], July [11] and October [11] of each year, beginning on October [11], 2018, and with the final interest payment occurring on the maturity date.
•	From, and including, the issue date to, but excluding, July [11], 2019, the notes will bear interest at the fixed rate of 4.00% per annum.
•	From, and including, July [11], 2019, to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate per annum equal to the highest of (a) the 2-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS2”), (b) the 10-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS10”), and (c) the 30-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS30”), in each case, measured as of the applicable Interest Determination Date (as defined below). The floating interest rate will not be less than 0%.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes will be less than the public offering price. As of the pricing date, the initial estimated value of the notes is expected to be between $960 and $980 per $1,000 in principal amount. See “Summary of Terms” beginning on page PS-2 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-18 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$
Underwriting Discount	1.00%*	$
Proceeds (before expenses) to BofA Finance	99.00%	$

* We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker dealers.

The notes and the related guarantee of the notes by BAC are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 7 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about July [11], 2018 against payment in immediately available funds.

Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016

BofA Merrill Lynch

SUMMARY OF TERMS

The Fixed to Floating Rate Notes Linked to the Best Performing of Three U.S. Dollar ICE Swap Rates, due July [11], 2028 (the “notes”) are our senior debt securities. All payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payment due on the notes will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

This pricing supplement supplements the terms and conditions in the prospectus, dated November 4, 2016, as supplemented by the Series A prospectus supplement, dated November 4, 2016 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Fixed to Floating Rate Notes Linked to the Best Performing of Three U.S. Dollar ICE Swap Rates, due July [11], 2028
• Issuer:	BofA Finance LLC
• Guarantor:	Bank of America Corporation
• Aggregate Principal Amount Initially Being Issued:	$_____________
• Pricing Date:	July [6], 2018
• Issue Date:	July [11], 2018
• Maturity Date:	July [11], 2028
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	January [11], April [11], July [11] and October [11] of each year, beginning on October [11], 2018, and with the final interest payment date occurring on the maturity date.
• Interest Reset Dates:	January [11], April [11], July [11] and October [11] of each year, beginning on July [11], 2019.
• Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, July [11], 2019, the notes will bear interest at the fixed rate of 4.00% per annum.

Floating Rate Period. From, and including, July [11], 2019 to, but excluding, the maturity date, the notes will bear interest at a floating rate per annum equal to the highest of (a) the 2-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS2”), (b) the 10-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS10”), and (c) the 30-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS30”), in each case, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, as measured on the applicable Interest Determination Date. We refer to each of these rates as a “CMS Rate.”

The interest rate payable on the notes during any interest period will not be less than 0%.

There can be no assurance as to which CMS Rate will be the highest on any Interest Determination Date, or whether any CMS Rate will be at a sufficient level on one or more Interest Determination Dates to provide you with a significant return on the notes.

• Unavailability of a CMS Rate:	If, on any Interest Determination Date, one or more of the CMS Rates is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the applicable rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three swap dealers chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable number of years for that CMS Rate, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three swap dealers chosen by it to provide a quotation of its rate. If at least three quotations are provided, the applicable CMS rate for the relevant Interest Determination Date will be the arithmetic mean of the quotations. If two quotations are provided, the applicable CMS rate for the relevant Interest Determination Date will be the arithmetic mean of the two quotations. If only one quotation is provided, the applicable CMS rate for the relevant Interest Determination Date will equal that one quotation. If no quotations are available, then the applicable CMS Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant Interest Determination Date.
• Interest Determination Date:

The “Interest Determination Date” for each quarterly interest period during the Floating Rate Period will be the second U.S. Government Securities Business Day (as defined below) prior to the beginning of the applicable quarterly interest period.

A “U.S. Government Securities Business Day” means any

day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Days:	If any interest payment date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Redemption at Our Option:	None
• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
• Listing:	None
• Initial Estimated Value:

Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the levels of the CMS Rates. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate BAC would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

The expected initial estimated value of the notes as of the pricing date is set forth on the cover page of this document. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” and “Structuring the Notes” below.

• ERISA Considerations:	See “ERISA Considerations” beginning on page 73 of the accompanying prospectus.

 Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of ours).

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period in the Floating Rate Period will depend on the levels of the CMS Rates on the applicable Interest Determination Date. As a result, the interest payable on the notes will vary with fluctuations in these rates, subject to the minimum interest rate of 0.00% per annum. It is impossible to predict whether any of the CMS Rates will rise or fall, or the amount of interest payable on the notes in the Floating Rate Period. In the Floating Rate Period, you may receive minimal interest, or possibly even no interest, for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes in the Floating Rate Period may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

In general, longer-term rates, such as CMS30, are higher than shorter-term rates, such as CMS2. However, there can be no assurance as to which CMS Rate will be highest on any Interest Determination Date. The level of each CMS Rate may not be sufficient on one or more Interest Determination Dates to provide you with a significant return on an investment in the notes.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 10 years. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

Payments on the notes are subject to our credit risk and the credit risk of BAC, and actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities, the payments on which will be fully and unconditionally guaranteed by BAC as described in the attached prospectus. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability and BAC’s ability to repay amounts due on the applicable payment date. No assurance can be given as to what our financial condition or the financial condition of BAC, will be at any time during the term of the notes or on the maturity date. If we and BAC become unable to meet our respective obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of BAC are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or BAC’s perceived creditworthiness and actual or anticipated decreases in our or BAC’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the levels of the CMS Rates during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by BAC. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from BAC and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by BAC, and that guarantee will rank equally with all other unsecured senior obligations of BAC.

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.

The public offering price you pay for the notes will exceed their initial estimated value. The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of market interest rates, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor, or MLPF&S is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our and BAC’s financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

In addition, we, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the notes prior to maturity.

You must rely on your own evaluation of the merits of an investment linked to the CMS Rates. In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in one or more of the CMS Rates and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time.

Moreover, other professionals who deal in markets relating to the CMS Rates may at any time have significantly different views from those of ours or our affiliates. For these reasons, you are encouraged to derive information concerning the CMS Rates and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Recent regulatory investigations regarding potential manipulation of the CMS Rates may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of the CMS Rates and other swap rates. If such manipulation occurred, it may have resulted in one or more of the CMS Rates being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of the CMS Rates in light of these investigations may result in a sudden or prolonged decrease in reported CMS Rates, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as your notes, the market value of your notes and the payments on your notes during the Floating Rate Period.

Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR may adversely affect the value of the notes. Each CMS Rate is based on a hypothetical interest rate swap referencing 3-month U.S. dollar LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has recently announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, each CMS Rate. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the notes during the Floating Rate Period, and accordingly, the value of and the trading market for the notes both prior to and during the Floating Rate Period.

If on an Interest Determination Date, one or more of the CMS Rates is not quoted on the Reuters Screen ICESWAP1 Page (or any successor page) because of the unavailability of 3-month U.S. dollar LIBOR or otherwise, then the calculation agent will determine the applicable CMS Rate using the alternative methods set forth on PS-3 under “Summary of Terms—Unavailability of a CMS Rate.” If, as set forth on PS-3, a published CMS Rate is unavailable during the Floating Rate Period and swap rate dealers are unwilling to provide quotations for the calculation of the applicable semi-annual swap rate, then the applicable rate will be determined by the calculation agent, in its sole discretion, and in a fair and reasonable manner. A CMS Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of that rate. The exercise of this discretion by the calculation agent could adversely affect the value of, payments on and trading market for the notes and may present the calculation agent, which is an affiliate of BAC, with a conflict of interest.

THE cms rATES

Each CMS Rate is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of the applicable number of years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

Historical Levels of the CMS Rates

The following graphs set forth the historical performance of each CMS Rate based on the daily historical levels from January 1, 2008 through June 19, 2018. We obtained the rates below from the Bloomberg Professional Services. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional Services. The rates displayed in the graphs below are for illustrative purposes only.

The rates reported by the Bloomberg Professional Services may not be indicative of the CMS Rates, each of which will be derived from the applicable Reuters page.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders

We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table assumes an expected issue date of July 11, 2018 and maturity date of July 11, 2028 for the notes and is based upon a hypothetical projected payment schedule and a hypothetical comparable yield equal to 3.9065% (compounded quarterly) per annum, that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year (not taking into account any positive or negative adjustments). The following tables are for illustrative purposes only. The actual tables will be completed on the pricing date and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
July 11, 2018 through December 31, 2018	$18.4453	$18.4453
January 1, 2019 through December 31, 2019	$39.0360	$57.4813
January 1, 2020 through December 31, 2020	$39.0309	$96.5122
January 1, 2021 through December 31, 2021	$39.0345	$135.5467
January 1, 2022 through December 31, 2022	$39.0383	$174.5850
January 1, 2023 through December 31, 2023	$39.0422	$213.6272
January 1, 2024 through December 31, 2024	$39.0463	$252.6735
January 1, 2025 through December 31, 2025	$39.0505	$291.7240
January 1, 2026 through December 31, 2026	$39.0550	$330.7790
January 1, 2027 through December 31, 2027	$39.0595	$369.8385
January 1, 2028 through July 11, 2028	$20.6166	$390.4551

In addition, we have determined the projected payment schedule for the notes as follows:

Taxable Year	Payment on January 11	Payment on April 11	Payment on July 11	Payment on October 11
2018	N/A	N/A	N/A	$10.0000
2019	$10.0000	$10.0000	$10.0000	$9.7349
2020	$9.7349	$9.7349	$9.7349	$9.7349
2021	$9.7349	$9.7349	$9.7349	$9.7349
2022	$9.7349	$9.7349	$9.7349	$9.7349
2023	$9.7349	$9.7349	$9.7349	$9.7349
2024	$9.7349	$9.7349	$9.7349	$9.7349
2025	$9.7349	$9.7349	$9.7349	$9.7349
2026	$9.7349	$9.7349	$9.7349	$9.7349
2027	$9.7349	$9.7349	$9.7349	$9.7349
2028	$9.7349	$9.7349	$1,009.7349	N/A

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes after the first four quarterly interest periods.

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments on the notes previously received by the U.S. Holder and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer affiliate, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-15 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker-dealers.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the levels of the CMS Rates and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the (“Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the CMS Rates. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that BAC might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the CMS Rates, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-6 of this pricing supplement.